SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 2001

ASTRIS ENERGI INC.
(Exact name of Registrant as specified in its charter)

2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ASTRIS ENERGI INC.

FORM 6-K TABLE OF CONTENTS

Part I. Financial Information

Item 1.	Unaudited Consolidated Interim Financial Statements of Astris Energi Inc. for the six month period ended June 30, 2001.

1. History and Organization of the Company

2. Interim Reporting

3. Basis of Presentation

4. Related Party Transactions

5. Common Stock Options

6. Common Stock Transactions

Item 2.	Management Discussion and Analysis or Plan of Operation

1. Overview

2. Financial Position

3. Three Months and Six Months Ended 6/30/00 and 6/30/01

4. Liquidity and Capital Resources

5. Forward Looking Statements

Part II. Other Information

Item 1. Legal Proceedings

Item 2. Changes in Securities

Item 3. Defaults upon Senior Securities

Item 4. Submission of Matters to a Vote of Security holders

Item 5. Other Information

Item 6. Exhibits and reports on form 6-K

SIGNATURES

PART I. FINANCIAL INFORMATION

ITEM 1. Unaudited Consolidated Interim Financial Statements

ASTRIS ENERGI INC.
CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
(Canadian Dollars)
(unaudited)

CONSOLIDATED INTERIM BALANCE SHEET

	June 30

	2001	2000

ASSETS

Current

Cash	$13,689	$252,128

Receivables	47,028	40,379

Prepaid expenses and deposits	13,050	13,518

Marketable security		7,051

Investment tax credits refundable	61,000

Deferred costs	103,407

	238,174	313,076

Long term investment		49,999

Capital assets	4,700	6,469

TOTAL ASSETS	$242,874	$369,544

LIABILITIES

Current

Payables and accruals	$406,679	$226,824

Goods and Services Tax payable	28,083	37,725

	434,762	264,549

Advances from related parties	432,288	412,288

	867,050	676,837

SHAREHOLDERS’ DEFICIENCY

Stockholders’ Equity:

Common stock - 60,000,000 shares authorized, no par value; 12,607,719 shares issued and outstanding	1,658,541	1,414,298

Deficit	(2,282,717)	(1,721,591)

Total stockholders’ equity	(624,176)	(307,293)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$242,874	$369,544

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASTRIS ENERGI INC.
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
(Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30

	2001	2000	2001	2000

REVENUE	$6,678	$7,307	$18,307	$8,327

EXPENSES

Subcontract	84,069		62,180

General and administrative	3,121	100,609	60,436	101,589

Professional fees	13,628	8,178	21,440	16,714

Interest	3,000		6,000

Amortization	301		602

	104,119	108,787	350,658	118,303

Net loss before the following	(97,441)	(101,480)	(332,351)	(109,976)

Gain on sale of marketable security		7,011	38,089	341,260

Net (loss) earnings for period	(97,441)	(94,469)	(294,262)	231,284

Deficit, beginning of period	(2,185,276)	(1,627,122)	(1,988,455)	(1,952,875)

Deficit, end of period	$(2,282,717)	$(1,721,591)	$(2,282,717)	$(1,721,591)

Net (loss) earnings per common share	$(0.008)	$(0.009)	$(0.024)	$0.022

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASTRIS ENERGI INC.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(Canadian dollars)
(unaudited)

	Six months ended June 30

	2001	2000

OPERATING

Net (loss) earnings for the period	$(294,262)	$231,284

Item not requiring cash

- amortization	602

- consulting fees paid in capital stock to non-related party	2,558

- consulting fees paid in capital stock to related party		50,000

Gain on sale of marketable security	(38,089)	(341,260)

Net change in non-cash working capital balances related to operations	100,873	(41,237)

	(228,318)	(101,213)

INVESTING

Proceeds on sale of marketable security	89,539	384,210

Purchase of capital assets		(6,469)

	89,539	377,741

FINANCING

Advances from related parties	15,000	(29,357)

Issuance of common shares	121,206	103

	136,206	(29,254)

Net (decrease) increase in cash during the period	(2,573)	247,274

Cash, beginning of period	16,262	4,854

Cash, end of period	$13,689	$252,128

Net change in non-cash operating working capital

Receivables	$1,664	$2,431

Prepaid expenses and deposits	21,646	(13,518)

Deferred costs	(39,104)

Current liabilities	116,667	(30,150)

	$100,873	$(41,237)

SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. History and Organization of the Company

     Astris Energi Inc. (“AEI” or the “Company”) was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. (“WLD”) and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company which might facilitate the raising of working capital to further the development of its fuel cell research.

2. Interim Reporting

     In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of June 30, 2001 and their results of operations for the three months and six months ended June 30, 2001 and 2000 and cash flows for the six months ended June 30, 2001 and 2000.

     Pursuant to the rules and regulations of the Securities and Exchange Commission, (the “SEC”) certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2000 and for the years ended December 31, 2000 and 1999 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 that was previously filed with the SEC.

     Results for the six months ended June 30, 2001 are not necessarily indicative of the results to be obtained for the full year.

3. Basis of Presentation

     As used in this report, unless the context otherwise indicates, the terms “we,” “us,” “our” and similar terms, as well as references to “Astris” or the “Company”, means Astris Energi Inc. The financial statements are stated in Canadian dollars. The average exchange rate for June 2001 was Cdn $1.524.

     As shown in the accompanying financial statements, the Company had a net loss of $294,262 and net cash used in operating activities of $228,318 for the six months ended June 30, 2001. Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

     Historically, the Company has funded its operations through loans from the Directors. Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through a private placement offering. Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company’s marketplace. However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

4. Related Party Transactions

     In March 2001 three Directors of the Company loaned an aggregate of $67,500 to the Company. Subsequently, The Company and the Directors retired each of these loans by issuing options to purchase shares of the Company’s common stock. On May 25, 2001 the Directors exercised their options and retired the entire loans.

     On March 8, 2000, Jiri K. Nor was granted an option to purchase 250,000 common shares exercisable for five years at an exercise price of Cdn $0.25 per share. The option to Mr. Nor was conditional upon his completing the golf car project by March 31, 2001. Since the golf car project was complete by March 31, 2001, the Directors acknowledged that Mr. Nor had earned his option. Mr. Nor had previously loaned the Company Cdn $22,500 in March 2001. Mr. Nor exercised his option for 250,000 common shares for Cdn $0.25 per share by paying Cdn $40,000 in cash, and by agreeing to retire the entire outstanding loan of Cdn $22,500 to the Company.

     Certain Directors of the Company continue to support and fund the Company’s operating expenses by loaning funds to cover its ongoing requirements. On June 29th, 2001 Messers. Nor, Crawford and Blenkarn loaned a further total of Cdn $15,000 (or Cdn $5,000 each). The Directors have agreed to support the company until a joint venture or private placement is completed.

5. Common Stock Options

     In fiscal year 2000, the Company’s stockholders adopted the 2000 Stock Option Plan (the “Plan”), pursuant to which options could be granted to purchase 1,000,000 Common Shares. The purpose of the Plan was to advance the interests of the Company by affording its Officers, Directors, employees and consultants the opportunity of acquiring equity interests in the Company. These Options had an exercise price of not less than the market price of the Common Shares at the time or if there were not public market price, at the fair market value as determined by the Board of Directors on the day preceding the date of grant. The options were exercisable over a number of years specified at the time of the grant, which term was not to exceed five years from the date of grant.

     As at April 16, 2001, options for the purchase of an aggregate of 1,000,000 Common Shares had been granted under the Plan to employees of the Company, including options for 500,000 Common Shares to two executive Officers and the five Directors at various exercise prices.

Options exercised:

	Gerald Crawford	37,500 (@ US $0.505)

	Donald Blenkarn	37,500 (@ US $0.505)

	Jiri Nor	250,000 (@ Cdn $0.25)

	Total	325,000

Options outstanding:

	Jerry Benedik	50,000 (@ US $0.505)

	Josef Soltys	50,000 (@ US $0.50)

	Josef Benedik	50,000 (@ US $0.50)

	Peter Sinkner	50,000 (@ US $0.505)

	Derek Bullock	50,000 (@ US $0.51)

	Jiri Nor	50,000 (@ US $0.505)

	Gordon Emerson	50,000 (@ US $0.505)

	Employees at Astris s.r.o. (Czech Republic)	50,000 (@ US $0.50)

	Maurice Caissie	25,000 (@ US $0.50)

	Total	425,000

Option still to be issued:

	Gordon Emerson	250,000 (@ Cdn $0.25)

     In October 1998, in connection with the entry into the License Agreement with EVI, the Company granted an option to EVI for the purchase of 1,000,000 Common Shares at an exercise price of US$.30 per share, expiring in October 2003.

6. Common Stock Transactions

Stock issued for services:

     During the six months ended June 30, 2001, the Company issued 144,935 shares of common stock to various individuals and companies for services rendered. The stock was issued at market value, which varied from US $.31 per share to US $1.05 per share during the six-month period ended June 30, 2001. Compensation expense associated with this issuance was equal to $102,038 during the six months ended June 30, 2001.

     Pursuant to a written agreement dated March 9, 2000, Cdn $28,666.70 and 21,967 shares of the Company’s common stock were owing by the Company to Molesworth Associates, Inc. for advertising and investor relation services provided from July 31, 2000 through March 31, 2001. The Company agreed to settle all amounts outstanding up to and including April 30, 2001 under the contract with Molesworth Associates Inc. in exchange for 70,000 shares of the Company’s common stock. Such common stock was transferred to Molesworth

Associates, Inc. in June 2001 and the Company valued the shares at U.S. $.41512.

     In recognition of his work on the golf car program for the year April 1, 2000 to March 31, 2001, the Company granted Mr. Nor a bonus of Cdn $48,000. Mr. Nor agreed to receive 51,538 shares of the common stock of the Company in lieu of a cash payment. The Company valued the shares at US $0.53, the mean price for the year 2000.

     In addition to his duties as a Director of the Company, Mr. Gerald Crawford provided consulting services to the Company in 2000. Such services were valued at Cdn $10,450. Mr. Crawford agreed to receive 13,397 shares of the common stock of the Company in lieu of a cash payment. The Company valued the shares at US $0.53, the mean price for the year 2000.

Sale of stock:

Not Applicable

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1. Overview

     The Company’s mission is to develop affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators in those niche markets in which they can compete technically and economically.

     The Company has been engaged since 1995 in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company’s main focus has been to develop and market a one kilowatt alkaline fuel cell (“AFC”) system which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system. The Company successfully demonstrated this AFC system powered golf car at public functions in Ontario and Minnesota that attracted considerable public acclaim and media coverage. On the basis of these accomplishments, AEI is now seeking private placements and strategic partnerships to pursue pilot production of AFC units. Near-term options for these AFC units include golf cars and other light, zero emission vehicles, NEVs, electric boats, silent and odorless generators for luxury yachts and recreational vehicles, UPS systems for computer networks, hospitals and similar small applications that can be served immediately by AEI fuel cell units.

     On August 23, 2001, AEI signed a Letter of Intent with ACE Golf Cars of Indian Wells, CA, covering the establishment of a joint venture to develop and market fuel cell power systems for golf cars and a variety of other small vehicles. Under terms of the Letter of Intent, ACE proposes to finance the 50-50 venture with an initial investment of $1.5 million and be responsible for marketing and sales direct to the industry. It is anticipated that the joint venture will be organized and fully operational within ninety days. The Company is actively pursuing other joint venture partners in the afore-

mentioned fields for which similar small applications can be developed for AEI fuel cell units.

2. Financial Position

     In October 1998, the Company entered into a License Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation, (“EVI”). As a result of the non-exclusive license, the Company acquired 200,000 shares of EVI common stock (see item #4 in Business Overview Annual Report 20F for 12/31/00). The sale of more than 85,000 of these EVI shares in the spring of 2000 for a total proceeds of US $250,217 provided the cash resources necessary to finance the completion of the Company’s golf car project. During the remainder of the year 2000, the Company sold another 11,200 shares of EVI for proceeds of US $42,163. The remaining 102,900 EVI shares were sold in the first quarter of year 2001 and received net proceeds of US $65,957.

     EVI did not pay to the Company the Cdn $10,000 minimum annual royalty due March 31, 2001. The Company and EVI have tentatively agreed to negotiate a settlement with respect to the non-payment in early July. Board representatives for AEI met with board representatives of EVI. Discussion centered on the current agreement between the two corporations and a future possible share exchange by each company. It is likely that when the companies meet again in October 2001, the present license agreement and equipment lease with Energy Ventures will be terminated, along with the outstanding option for EVI to purchase 1,000,000 shares of AEI at of US$.30 per share, expiring in October 2003.

     For the tax year 1995, as a Canadian-controlled private corporation named Astris Inc., the Company submitted a request on Form T661 to the Canada Custom and Revenue Agency (the CCRA) for a refund of Cdn $157,720, representing a portion of the research and development expense for that year. The CCRA initially awarded the Company Cdn $39,421. The Company successfully challenged that determination and expects to receive a refund of approximately Cdn $61,000 plus applicable expenses. It is likely that the Company will receive this refund in the fourth quarter of 2001.

3. Three Months and Six Months Ended 6/30/00 and 6/30/01

     As shown in the financial statements, the Company had a net loss of $294,262 and net cash used in operating activities of $228,318 for the six months ended June 30, 2001. For the three months ended June 30, 2001, the Company had a net loss of $97,441.

     As of June 30, 2001 the Company had $13,689 cash on hand and in the bank.

     The primary sources of cash and financing for the Company for the six months then ended were $89,539 from sale of the EVI marketable security, and $15,000 from advances from related parties. The primary use of cash during that period was $228,318 to finance the Company’s operations.

     The Company’s total revenue was $18,307 during the six months ended June 30, 2001, an increase of 120% from its total revenue of $8,327 during the six months ended June 30, 2000. Revenue from the six months ended June 30, 2001 consisted mainly of product sales $7,917; literature sales $834;

compensation for handling Goods and Services Tax $1,341; gain on currency exchange $7,733 and miscellaneous $482. The same six-month period for 2000 had revenue that consisted primarily of product sales $769; literature sales $399; compensation for handling Goods and Services Tax $1,042; gain on currency exchange $6,014 and miscellaneous $103.

     The Company’s total revenue was $6,678 during the three months ended June 30, 2001, a decrease of 9% from its total revenue of $7,307 during the three months ended June 30, 2000. Revenue from the three months ended June 30, 2001 consisted mainly of product sales $4,958; literature sales $422; compensation for handling Goods and Services Tax $521; gain on currency exchange $558 and miscellaneous $219. The same three-month period for 2000 had revenue that consisted of product sales $622; literature sales $331; compensation for handling Goods and Services Tax $521; gain on currency exchange $5,746 and miscellaneous $87.

     The Company sustained a net loss of $294,262 for the six months ended June 30, 2001 compared to a net gain of $231,284 for the six months ended June 30, 2000. A substantial increase in net loss primarily resulted from two factors. In the six months ended June 30, 2001 the Company obtained $38,089 from the sale of the EVI marketable security, as compared with $341,260 in the six months ended June 30, 2000. Expenses during the six months ended June 30, 2001 increased substantially, primarily due to the subcontract with Astris s.r.o. (Czech Republic), which did not exist during the six months ended June 30, 2000.

     The Company sustained a net loss of $97,441 for the three months ended June 30, 2001 compared to a net loss of $94,469 for the three months ended June 30, 2000. An increase of 3.1% in net loss can be primarily attributed to no sale of the EVI marketable security in the three-month period ended June 30, 2001 as compared to $7,011 in the three-month period ended June 30, 2000.

4. Liquidity and Capital Resources

     Certain Directors of the Company continue to support and fund the Company’s operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     The Company will seek further outside capital through a sale of its Common Stock in a private placement offering. The Company intends to offer the private placement in the middle of September 2001. The Company has succeeded in placing its Common Stock on the O.T.C. Bulletin Board to facilitate such a financing.

     In addition, the Company is in early negotiations to establish a strategic partnership with a manufacturer of related products.

5. Forward-Looking Statements

     This quarterly report contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements. In addition, when used in this document, the words “anticipate”, “estimate”,

“project” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company’s Annual Report on 20F and in this quarterly report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that the expectations we include in such forward-looking statements are reasonable we cannot assure you that these expectations will prove to be correct.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of CDN$315,000 he had advanced on behalf of the Company. Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc. Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5 million dollars. Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of CDN$315,000, plus costs.

     In February 2001, Mr. Birkett’s counsel requested the Company to consent to an expansion of Mr. Birkett’s initial claim to $1,627,301 in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing. The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

     The Company believes that Mr. Birkett’s claims are without merit, as the repayment obligation was conditional upon the obtaining of the financing. In addition, the Company believes that there is no meritorious basis to the additional claim for expenses. The Company has defended itself vigorously in this action and will continue to do so in the future.

     Initial examinations for discovery were completed in October 2000. Examination for Discovery is to take place in early September 2001.

ITEMS 2-5. Not applicable

ITEM 6. Exhibits and Reports on 6-K

     No reports on Form 6-K were filed during the fiscal quarter ended June 30, 2001.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRIS ENERGI INC.

By:	/s/ Jiri K. Nor
President

Date September 11, 2001